UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Weber Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

94770D102

(CUSIP Number)

Mary Ann Todd
BDT Capital Partners, LLC
401 N. Michigan Avenue, Suite 3100
Chicago, Illinois 60611
(312) 660-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDT Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDT WSP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDT Capital Partners I-A Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDTCP GP I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDTP GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
Byron D. Trott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed by the Reporting Persons on August 19, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 27, 2021, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on October 24, 2022 and Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 11, 2022 (as amended and supplemented, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Merger Closing

On February 21, 2023, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company and as a wholly owned subsidiary of Parent. Upon completion of the Merger, all the outstanding shares of Class A Common Stock (other than (a) the shares of Class A Common Stock held by Holdings and Investor, (b) shares of any Common Stock canceled pursuant to the Merger Agreement and (c) any dissenting shares of Class A Common Stock) were automatically canceled and converted into and shall thereafter represent the right to receive the Merger Consideration. All of the shares of Class A Common Stock held by Holdings and Investor and all of the issued and outstanding shares of Class B Common Stock were converted into an equal number of shares of Class A Common Stock and shares of Class B Common Stock, respectively, of the surviving company. As a result, the Reporting Persons no longer beneficially own any shares of Class A Common Stock or shares of Class B Common Stock.

The shares of Class A Common Stock were suspended from trading on the New York Stock Exchange (the “NYSE”) effective as of the opening of trading on February 21, 2023. The NYSE has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the shares of Class A Common Stock and terminate the registration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 99.1 to Amendment No. 3 and is incorporated by reference into this Item 4. A copy of the joint press release (“Press Release”) issued by the Issuer and Parent on February 21, 2023 announcing the closing of the Merger is filed as Exhibit 99.1 to this Amendment No. 4, and is incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

Item 5 (a)-(b) and (e) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own.

(e) February 21, 2023

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment under the header “Merger Closing.”

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Press Release, dated February 21, 2023 (incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 8-K, filed on February 21, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chairman and Chief Executive Officer

BDT WSP Holdings, LLC

By:	BDT Capital Partners, LLC
Its:	Managing Member

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chairman and Chief Executive Officer

BDT Capital Partners I-A Holdings, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chief Executive Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott